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From: Pitts, Patrice
Sent: Wednesday, November 16, 2011 2:13 PM
To: 'Oh, Min S.'
Subject: Courtesy Copy--Simple Solutions

I have attached for your convenience a courtesy copy of the letter with responses to the SEC staff's comments on Post-Effective Amendment No. 3 and Post-Effective Amendment No. 4 to the Registration Statement filed on Form N-4 (File Nos. 333-158514 and 811-03365) for the MetLife Simple Solutions variable annuity issued by MetLife Investors USA Insurance Company and MetLife Investors USA Separate Account A, as well as a revised prospectus marked to show changes made in response to those SEC staff comments. (Please note that the attached revised prospectus includes "placeholders" for the expense example figures on pages 11-12, and the chart on page C-1.) The letter and the accompanying revised prospectus will be filed on EDGAR as correspondence.

Do not hesitate to contact me if you have difficulty accessing the attached documents.

Thank you

Patrice M. Pitts | Counsel

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com

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in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
(ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

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MetLife Investors - Responses to SEC Comments on MLI Simple Solutions.RTF

MLI USA Simple (11-16 v as-filed).pdf